# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Alleviate, Inc.
1660 Soldiers Field Road Ste. 7 #1107
Brighton, MA 02135
https://alleviatetherapy.com

Up to $1,234,999.43 in Series CF Preferred Stock at $1.33
Minimum Target Amount: $14,999.74

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

## Company:

Company: Alleviate, Inc.
Address: 1660 Soldiers Field Road Ste. 7 #1107, Brighton, MA 02135
State of Incorporation: DE
Date Incorporated: July 01, 2020

## Terms:

Equity

Offering Minimum: $14,999.74 | 11,278 shares of Series CF Preferred Stock
Offering Maximum: $1,234,999.43 | 928,571 shares of Series CF Preferred Stock
Type of Security Offered: Series CF Preferred Stock
Purchase Price of Security Offered: $1.33
Minimum Investment Amount (per investor): $299.25

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus Bonus Shares: 5%

If you are a Partner, Friends and Family, Previous Investor or Customer before June 1, 2024 in Alleviate, you are eligible for additional 5% stackable bonus shares.

Testing the Waters Reservations Page Bonus: 5%

Reservation Holders in the StartEngine Reservations Page will receive 5% stackable bonus shares

Early Bird Perks:

Early Supporter: Invest $600 or more within the first 2 weeks of the campaign launch and receive a 10% bonus shares.

Pioneer Investor: Invest $1,500 or more within the first 2 weeks of the campaign launch and receive a 15% bonus shares.

Trailblazer Investor: Invest $5,000 or more within the first 2 weeks of the campaign launch and receive a 20% bonus shares.

Visionary Investor: Invest $15,000 or more within the first 2 weeks of the campaign launch and receive 25% bonus shares and a consultation with Luke.

Mid-Campaign Perks:

Mid-Campaign Booster: Invest $5000 or more during the 5th week of the campaign and receive 10% bonus shares.

Mid-Campaign Accelerator: Invest $5000 or more during the 8th week of the campaign and receive 10% bonus shares.

Amount-Based Perks

Silver Level Investor: Invest $1000 or more and receive a 5% bonus shares + free choice of Investor Product* + Invitation to Beta Test Products.

Gold Level Investor: Invest $5000 or more and receive a 7% bonus shares + free choice of Investor Product + Invitation to Beta Test Products + 15% lifetime discount on any Alleviate Purchase + Concierge customer service for a year + Quarterly Video Update from CEO.

Platinum Level Investor: Invest $10,000 or more and receive a 10% bonus shares + free choice of Investor Product + Invitation to Beta Test Products + Quarterly Video Update from CEO + 20% lifetime discount on any Alleviate Purchase + Concierge customer service for a year + Box of Personalized Alleviate Swag + Invitation to twice-annual Investor Webinars.

Diamond Level Investor: Invest $25,000 or more and receive a 12% bonus shares + 20% lifetime discount on any Alleviate Purchase + Quarterly Video Update from CEO + Box of Personalized Alleviate Swag + free choice of an Investor Product + Invitation to Beta Test Products + Concierge customer service for a year + Invitation to twice annual Investor Webinars + Access to our Founder (Luke) for a personal virtual PT session.

*Investor Products include your choice of: Arch Massager, Elbow Massager, Box o' Compression Socks or Box o' Recovery Balm.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Alleviate, Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series CF Preferred Stock at $1.33 / share, you will receive 110 shares of Series CF Preferred Stock, meaning you'll own 110 shares for $133. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club bonus, the Loyalty Bonus, and the Testing the Waters Reservation Bonus in addition to the aforementioned bonus.

## The Company and its Business

Company Overview

Overview:

Alleviate, Inc. (or the "Company") was formed in Delaware on July 1, 2020, and is headquartered in Boston, MA. The Company plans, designs, manufactures, and distributes holistic solutions to address specific, common musculoskeletal injuries. Their core products include physical braces to support injured areas, soft tissue mobilization tools to massage and repair injured muscles and tendons, and structured exercise/Virtual PT programs that teach exercises, skills and habits tailored to the long-term management of each injury.

Product Offerings:

Alleviate's innovative products empower individuals to manage chronic injuries independently. The Company offers injury-specific braces, massagers, and a companion app, enabling users to self-treat conditions such as Plantar Fasciitis and Tennis Elbow. The primary use of the products is as a self-paced alternative to traditional physical therapy, but the Company's products can be and are used under the guidance of a healthcare practitioner.

Business Model:

Operating primarily on a direct-to-consumer (D2C) e-commerce model, Alleviate has generated over $1.5M in lifetime revenue through its website. We are actively expanding into third-party distribution channels, with existing relationships such as FSAStore.com and Road Runner Sports already contributing significant revenue. The target customer base includes individuals in the United States who suffer from chronic injuries and seek cost-effective and accessible treatment options.

Corporate Structure:

Alleviate is an independent company with no parent or subsidiary entities. It was founded by a patient-provider duo and is led by CEO Rick McMullen, Chief Product Officer Luke Ferdinands, and Chief Operations Officer Virginia Chan. Each executive brings unique expertise to drive the Company's mission and operations. There is a core full-time team of 3 (Yu

Kizawa, Jack Wain, and Jason Ostrander) that drives Sales, Marketing and Operations. The rest of the functions of the business are performed at fractional levels by well-vetted and -managed contractors, allowing the Company to have all of the functions of a much larger business without having more operating expenses than truly necessary.

Mission:

Alleviate is dedicated to democratizing top-tier physical therapy for common, debilitating conditions. Its mission is to provide users with control over their healing journey through innovative and accessible products; and to provide therapists with effective and efficient tools and knowledge to help its patients thrive.

Company's IP

Alleviate has several U.S. patent and trademark applications at various stages, reflecting its ongoing innovation and IP development efforts. Here is a summary of their key IP assets:

Arch Massager Design Patent: Application # 29/771,083, Allowed by the USPTO and filed on February 19, 2021

Arch Massager Utility Patent: Application #18/266,400, Published and filed on June 9, 2023

Elbow Massager Provisional Patent: Application number 63/584,191 filed with the USPTO on August 21, 2023.

Elbow Brace Provisional Patent: Application number 63/584,194, filed with the USPTO on August 21, 2023.

Trademark for Alleviate Therapy: U.S. trademark application under application number 98/443,819, with the USPTO on March 11, 2024.

Loft 2 Plantar Fasciitis Brace Provisional Patent: U.S. provisional patent application under application number 63/566,484, with the USPTO on March 18, 2024.

Knee Massager: Application #63/657,994, filed with the USPTO on March 11, 2024

Loft 1 Utility Patent: Published / Pending Statues, Application #17/944,767, filed Sept 14 2022

In addition to these applications, Alleviate has other IP assets, demonstrating a broad commitment to innovation and intellectual property development. The formulation of our Recovery Balm, the knit patterns of our Compression Socks, the code for our mobile app, our end user data proving product effectiveness, and our physical therapy treatment methodology are all proprietary to the Company, are created in-house, and are trade secrets that we keep confidential. We believe all of these innovations create a superior experience and results for the end user.

Lien on Company IP

Alleviate, Inc.'s current and future patents and trademarks are subject to liens held by minority shareholder Kenston Capital Partners LLC ("Kenston Capital") as security interests related to certain rights and obligations of an existing business development loan. The liens As collateral for the loan, Kenston Capital also holds a first priority security interest in all of the Company's assets until the obligations of the loan are met or repayment is made. Please see the Risk Factors and Indebtedness sections of this Form C Offering document for further information on how this may affect your investment.

Competitors and Industry

Industry:

Alleviate operates within the consumer health and wellness industry, specifically focusing on physical therapy and rehabilitation products.

Current Dominant Players:

Key players in the physical therapy market include companies like TheraBand, Hyperice, and Theragun, which provide various therapeutic and rehabilitation devices in a predominantly cash-pay basis.

Direct and Indirect Competitors:

Alleviate faces direct competition from companies offering similar self-administered therapy products, such as KT Tape and TriggerPoint. Indirect competitors include traditional physical therapy clinics and other health tech startups focusing on rehabilitation solutions, e.g. Hinge Health.

Current Stage and Roadmap

Current Stage:

Alleviate's products are currently on the market, with significant sales traction and ongoing expansion efforts into new distribution channels.

Product Development Phase:

Alleviate's first solution has been developed and successfully introduced to the market, with over 20,000 customers. The second product line (Tennis Elbow) already has paying customers. The next phase involves plans for expanding the product line and enhancing our app's capabilities to cover more injury types.

Next Phase and Timeline:

The next phase includes product testing and refinement based on customer feedback, with plans to introduce new products within the next 6-12 months. The Company aims to start manufacturing these new products by Q3 2024, followed by market introduction in Q4 2024.

Road Map and Planned Milestones:

Launching New Products: Alleviate plans to introduce three new injury-specific products in the next year, as well as continuing education content for PTs.

Expanding Distribution Channels: We aim to increase our presence in third-party retail and online platforms, building on existing relationships and securing new partnerships.

Marketing Efforts: Alleviate intends to boost marketing efforts through digital campaigns and strategic partnerships to enhance brand visibility and customer acquisition at low cost.

Alleviate believes it is positioned to redefine the future of physical therapy by providing accessible, effective, self-administered solutions for chronic injuries. Our commitment to innovation and growth supports our goal of continuing to make a significant impact on the healthcare landscape.

## The Team

Officers and Directors

Name: Roderick Thomas McMullen

Roderick Thomas McMullen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Board Member, Secretary, Treasurer, Principal Accounting Officer
  Dates of Service: June, 2021 - Present
  Responsibilities: Chief Executive, primary fundraiser, co-founder. Financial management, strategy, HR/ people ops. Salary: $92,500 Equity compensation: Rick has 1,550,000 Common Shares, approximately 13.7% of the fully diluted cap table

Other business experience in the past three years:

- Employer: Wayfair
  Title: Associate Director
  Dates of Service: May, 2017 - May, 2021
  Responsibilities: End-to-end management of the company's fulfillment network, focusing on intersection points between transportation and fulfillment function. Oversaw a geographically extended operation with >12 location, hundreds of employees, and a multi-million dollar P&L.

Name: Virginia Jiashin Chan

Virginia Jiashin Chan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer
  Dates of Service: April, 2021 - Present
  Responsibilities: Leading brand and marketing, content and product strategy, operations and customer service, and new product commercialization. Salary: $185,000 Equity compensation: 350K options, -representing ~3.1% of the fully diluted cap table

Name: Michael Joseph Cooney

Michael Joseph Cooney's current primary role is with Michael J Cooney MD Medical Corp. Michael Joseph Cooney currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: January, 2023 - Present
  Responsibilities: Helping as an advisor, providing expertise in healthcare practice, research, and creative models in healthcare. Salary: None Equity compensation: None

Other business experience in the past three years:

- Employer: Michael J Cooney MD Medical Corp
  Title: President
  Dates of Service: January, 2003 - Present
  Responsibilities: Professional Services Corporation

Name: Luke Ferdinands

Luke Ferdinands's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CPO & Board Member
  Dates of Service: April, 2019 - Present
  Responsibilities: Develop product, content, medical services. Involved in all aspects of Alleviate. Salary: $160,000 Equity compensation: Luke owns 2,350,000 Common Shares, ~20.8% of the fully diluted cap table.

Other business experience in the past three years:

- Employer: Post Physical Therapy
  Title: Principal
  Dates of Service: June, 2012 - Present
  Responsibilities: Physical therapist and owner

Name: Marc Joshua Tolkoff

Marc Joshua Tolkoff's current primary role is with Tolkoff Enterprises. Marc Joshua Tolkoff currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: December, 2020 - Present
  Responsibilities: Independent Board director and mentor/coach to CEO. Salary: None Equity compensation: 63,000 options for Independent Board Service, representing ~0.55% of fully diluted cap table.

Other business experience in the past three years:

- Employer: Tolkoff Enterprises
  Title: Consultant
  Dates of Service: March, 2020 - Present
  Responsibilities: Consult on National Institute of Health (NIH) projects developing new Covid tests and mentoring academic teams.

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors

willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property and other hard assets such as inventory, cash on hand, and capital equipment. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Minority Holder; Securities with Voting Rights
The Series CF Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company could fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes

to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns multiple trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully

prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Patents and Trademarks
Some of our planned future products are still in the prototype phase and might never be operational products. Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Some of our planned future products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Current and future patents, trademarks, and company assets are subject to liens and first-priority preference
Alleviate's current and future patents and trademarks, as well as the Company's business and its assets, are subject to

security liens and a first-priority security interest in all assets of the Company's business as collateral from a $1,000,000 business development loan from warrant holder Kenston Capital Partners LLC (Kenston Capital). Under the terms of the loan, the liens and first-priority interest to Kenston Capital remain in effect until certain obligations by the Company related to business development milestones or repayment of the loan are made. The liens and priority interest held by Kenston Capital mean that should the Company go out of business or be unable to meet its loan obligations, Kenston Capital will hold priority to recoup the loan amount before other investors. This poses a risk to subsequent investors, like in this Regulation Crowdfunding offering, of losing your entire investment. See the Indebtedness section of the Form C Offering document for further information on the terms of the Kenston Capital loan.

## Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Luke Ferdinands | 2,350,000 | Common Stock | 21.9% |
| Luke Ferdinands | 126,952 | Series Seed-2 Preferred Stock | |

## The Company's Securities

The Company has authorized Common Stock, Preferred Stock (General), Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock:, Series Seed-5 Preferred Stock, and Series CF Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 928,571 of Series CF Preferred Stock.

Common Stock

The amount of security authorized is 12,566,969 with a total of 5,874,225 outstanding.

Voting Rights

One vote per share on all matters submitted to stockholders. No cumulative voting rights. Changes to the number of authorized shares of Common Stock require the affirmative vote of the majority of shares entitled to vote.

Material Rights

The amount outstanding includes outstanding options to purchase 426,000 shares of common stock, and 1,033,225 options to purchase common stock remaining in the option pool for future issuance.

Dividend Rights:

Subject to the rights of Preferred Stock, dividends may be declared and paid on Common Stock as determined by the Board.

Liquidation Rights:

After payment of all preferential amounts to Preferred Stockholders, the remaining funds are distributed to Common Stockholders on a pro-rata basis.

Preferred Stock (General)

The amount of security authorized is 6,692,744 with a total of 0 outstanding.

Voting Rights

Preferred Stock holders may vote together with Common Stock holders on an as-converted basis. Specific matters may require the consent of Preferred Stock holders.

Material Rights

Liquidation Preference:

Preferred Stockholders are entitled to be paid before Common Stockholders in the event of liquidation, dissolution, or winding up of the Corporation.

Each series of Preferred Stock has specific preferences and amounts outlined below.

Conversion Rights:

All classes of Preferred Stock, except the CF Preferred Stock, may be convertible into Common Stock at specified ratios and conditions as set forth below.

Dividend Rights:

Preferred Stockholders are entitled to receive dividends on a pro-rata basis with Common Stockholders.

Protective Provisions:

Certain corporate actions, such as altering rights, increasing or decreasing authorized shares, and other significant changes, require the approval of the Requisite Holders of Preferred Stock.

Mandatory Conversion:

Upon a qualifying public offering or a specified event approved by the Requisite Holders, all outstanding shares of Preferred Stock will automatically convert into Common Stock.

Adjustment Mechanisms:

Conversion Prices are subject to adjustments for stock splits, dividends, and other corporate actions to ensure holders maintain their proportional ownership.

Series Seed-1 Preferred Stock

The amount of security authorized is 1,431,932 with a total of 1,431,932 outstanding.

Voting Rights

Preferred Stockholders may vote together with Common Stock holders on an as-converted basis.

Material Rights

The amount of security authorized is 1,431,932 of which 1,283,416 shares are outstanding, and 148,516 shares are issuable pursuant to a warrant.

Warrant holder preference: Kenston Capital Partners LLC holds first-priority interest over all company assets and liens on all current and future intellectual property as collateral related to a business development loan from Kenston. The collateral will be in until the terms of the loan are met or repayment of the loan amount is made before the maturity date. Please see the Risk Factors and Indebtedness sections of this Form C Offering document for further information on how this may affect your investment.

Original Issue Price: $1.01 per share.

Liquidation Preference: 1.5x the Original Issue Price plus any declared but unpaid dividends.

Conversion Rights: Convertible into Common Stock at the option of the holder.

Series Seed-2 Preferred Stock

The amount of security authorized is 1,515,648 with a total of 1,515,648 outstanding.

Voting Rights

Preferred Stockholders may vote together with Common Stock holders on an as-converted basis.

Material Rights

Original Issue Price: $0.51 per share.

Liquidation Preference: 1.5x the Original Issue Price plus any declared but unpaid dividends.

Conversion Rights: Convertible into Common Stock at the option of the holder.

Series Seed-3 Preferred Stock

The amount of security authorized is 854,169 with a total of 854,169 outstanding.

Voting Rights

Preferred Stockholders may vote together with Common Stockholders on an as-converted basis.

Material Rights

Original Issue Price: $0.86 per share.

Liquidation Preference: 1.5x the Original Issue Price plus any declared but unpaid dividends.

Conversion Rights: Convertible into Common Stock at the option of the holder.

Series Seed-4 Preferred Stock:

The amount of security authorized is 763,516 with a total of 763,516 outstanding.

Voting Rights

Preferred Stockholders may vote together with Common Stock holders on an as-converted basis.

Material Rights

Original Issue Price: $0.81 per share.

Liquidation Preference: 1.5x the Original Issue Price plus any declared but unpaid dividends.

Conversion Rights: Convertible into Common Stock at the option of the holder.

Series Seed-5 Preferred Stock

The amount of security authorized is 827,479 with a total of 827,479 outstanding.

Voting Rights

There are no voting rights associated with Series Seed-5 Preferred Stock.

Material Rights

Original Issue Price: $0.51 per share.

Liquidation Preference: 1.5x the Original Issue Price plus any declared but unpaid dividends.

Conversion Rights: Convertible into Common Stock at the option of the holder.

Series CF Preferred Stock

The amount of security authorized is 1,300,000 with a total of 0 outstanding.

Voting Rights

Preferred Stockholders may vote together with Common Stockholders on an as-converted basis. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Original Issue Price: $1.33 per share.

Liquidation Preference: 1x the Original Issue Price plus any declared but unpaid dividends.

Conversion Rights: No voluntary conversion rights.

## What it means to be a minority holder

As a minority holder of Series CF Preferred Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Series 1
  Final amount sold: $650,000.00
  Use of proceeds: R&D into Plantar Fasciitis System, initial Feasibility, Efficacy, Pre-Order Test, Tooling, Initial Inventory Buy, Supply Chain Validation
  Date: January 10, 2021
  Offering exemption relied upon: 506(c)

- Type of security sold: Convertible Series 2
  Final amount sold: $655,000.00
  Use of proceeds: Demand Test of Plantar Fasciitis Product System, Build-Out of Digital Product
  Date: December 08, 2021
  Offering exemption relied upon: 506(c)

- Type of security sold: Convertible Series 3
  Final amount sold: $585,000.00
  Use of proceeds: Built out core operating team of 5, Began operating Plantar Fasciitis business line, generate first $500k in consumer revenue
  Date: April 14, 2022
  Offering exemption relied upon: 506(c)

- Type of security sold: Convertible Series Bridge to Seed
  Final amount sold: $415,000.00
  Use of proceeds: Bridge to Seed Round
  Date: September 21, 2022
  Offering exemption relied upon: 506(c)

- Name: Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,296,249.58
  Number of Securities Sold: 1,283,416
  Use of proceeds: Produced and Launched Tennis Elbow Product, Hired Marketing Team, Built and Pre-Sold Paid Digital Offering, Developed 2nd Iteration of Plantar Fasciitis Offering, Developed and Launched Consumable Accessories Line
  Date: May 06, 2023
  Offering exemption relied upon: 506(c)

- Type of security sold: Alleviate 2024 Convertible Notes

Final amount sold: $678,625.00
Use of proceeds: Hire Content Marketer, Build out 3rd party distribution channel, Build PTTD and Runner's Knee Products, Build out Paid Digital offering, launch new Product Bundles.
Date: February 09, 2024
Offering exemption relied upon: 506(b)

# Financial Condition and Results of Operations

## Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

## Results of Operations

Circumstances which led to the performance of financial statements:

<u>Year ended December 31, 2023 compared to year ended December 31, 2022</u>

Revenue

Revenue for fiscal year 2023 was $973k compared to $505k in fiscal year 2022. Our growth was driven by:

Growth of Initial Product Line: Successful digital marketing campaigns in our e-commerce channel selling our Arch Massager, Loft 1, and Plantar Fasciitis System products. Additionally, the introduction of the second version of our Plantar Fasciitis brace and system contributed to this growth.

Growth in our B2B Channel: This included growth within our relationship with FSAStore.com, onboarding Hammacher Schlemmer and Road Runner Sports as distribution partners, as well as multiple smaller distribution relationships.

Introduction of New Products: A modest amount of this growth came from the introduction of our Recovery Balm, Medical Grade Compression Socks, and pre-orders of our Tennis Elbow, Performance Edition, and Guided Recovery Program products.

Cost of Sales

Cost of sales for fiscal year 2023 was $399,814 compared to $353,687 in fiscal year 2022. The increase in cost of sales was driven primarily by digital advertising spend on Google and Facebook. We found that increased ad spending led to higher revenue generation. In 2022, we were just getting started, testing and learning, and figuring out our cost of sales. In 2023, we experimented with how quickly we could grow sales by increasing ad spend to understand the demand for our solution. We were happy to find that the more we spent on ads, the more efficient our ad spend was, and the more revenue we brought in. We learned that Google is a more efficient acquisition channel for us compared to Facebook, and that our digital media playbook for acquiring customers is repeatable and predictable.

Gross Margins

Gross margins for fiscal year 2023 were 55.3% compared to 30.8% in fiscal year 2022. We improved our gross margins by pulling a combination of levers:

Product Redesign: We redesigned our flagship product, the Loft brace, reducing our unit costs from €31 to $14 while maintaining the same selling price point and simultaneously reducing returns by 40%. The redesigned brace also uses simpler, less expensive tooling and weighs less, reducing amortization and tooling expenses.

Packaging Changes: We found ways to use less expensive materials and printing techniques for our packaging while keeping an aesthetically pleasing appearance, so as not to impact sales or the unboxing experience. We also switched from printed inserts to QR codes where possible.

Price Increases: For example, we initially marketed the Arch Massager at a $50 retail price point but increased it to $60. This expanded margins, and we were still able to grow overall sales velocity.

Inventory Management: We sold through more expensive inventory that had higher unit costs. Our first batches of inventory were smaller and not cost-optimized, as our goal in 2022 was more around testing demand than optimizing margins. Once we sold through that inventory and made larger, more thoughtfully considered buys, gross margins improved.

Expenses

Expenses for fiscal year 2023 were $2,527,637 compared to $1,320,219 in fiscal year 2022. The two most significant drivers of the increase in expenses were:

Advertising Costs: As discussed above, the cost of advertising was a significant driver of the increase in expenses.

Team Expansion: Growing the full-time team from an initial founding team of 3 to a full-time team of 6, as well as adding contractors to fill fractional roles (e.g., CFO, Bookkeeper, Channel Management, and Industrial Design). In 2022, the founders were performing every function. By the close of 2023, we feel we assembled the full-time team needed to operate the business. We believe that getting the right people on board and getting them to work well together is critical, and we chose to invest in a highly talented and collaborative team that will pay off over the coming years.

Historical results and cash flows:

The Company is currently in the revenue-generating stage, focused on future profitability and working towards being self-sustaining (EBITDA+). We believe that historical cash flows will not be indicative of the revenue and cash flows expected in the future because we are continuing to focus on improving our variable cost structure (gross margin and cost of sales) and maintaining a lean headcount. As we scale revenue, we aim to generate more margin from unit sales while keeping our fixed costs (mostly staff) stable.

Historically, cash was primarily generated through, in order, equity investment, revenue from sales, and debt. Our goal is to achieve cash-flow positivity purely from revenue within 12-18 months of closing our CF campaign.

Our historical cash flows are negative because we have already built the team required to operate at many multiples of our current revenue, resulting in high fixed costs relative to our revenues at this stage. Through product catalog expansion and channel diversification, we will continue working to improve gross margins and reduce the cost of sales as a percentage of revenue.

## Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 1st, the Company has capital resources available in the form of $292k in cash on hand and $114k in unutilized debt capacity from our lender, Kenston Capital.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have been extremely purposeful in building our company to be resilient to changing funding environments and able to scale up or scale down to match available capital. The funds we are seeking are critical to our ability to achieve our most ambitious goals and help the most people we can the fastest. That said, if we are only modestly successful in raising capital or not successful, we will not need to cease operations altogether; we will simply need to accept slower growth and the need to trim discretionary expenses and investments.

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign. We have over 80 angel investors already on our cap table who are willing to support the Company if times get tight, a lender that we can consider extending the credit line with, and a steady base of revenues that can fund operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 20% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal. We anticipate that the proceeds of this campaign will make up less than 30% of our go-forward capital base. If we succeed in raising crowdfunding capital beyond what we anticipate, we will be able to grow even faster and "pull forward" investments.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum of $15k, we will still be able to operate the Company indefinitely. At our current monthly burn rate of approximately $90k, we could operate the Company for four months with the proceeds from the raise and our other resources. However, if we only raised the minimum, we would cut expenses to be able to extend operations. It is our belief that we have the ability to run the Company indefinitely if we choose to keep it at a steady state and make modest or no investments in growth.

As of June 1st 2024, our general burn rate is approximately $45k for sales and marketing staff and expenses, $48k for management salaries and general/admin expenses (rent, legal, insurance, etc.), and approximately $5k in R&D expenditure. Burn fluctuates monthly depending on billing cycles from vendors, the efficiency of advertising spend, inventory purchasing cycles, and other factors. If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for four months. This is based on a current monthly burn rate of $90k for expenses related to salaries, inventory, and R&D.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum funding goal, the company should be able to operate and grow out of its own cash flow indefinitely, with a buffer. If we are able to raise even $500k, this is possible. If the Company raises the maximum offering amount, we anticipate the Company will be able to operate indefinitely. This is based on a current monthly burn rate of $90k for expenses related to salaries, inventory, and R&D.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including raising angel investments from accredited investors under Reg D, extending our debt line with our lender, inventory and revenue-based financing, and strategic investment from an established company in our industry. If we are offered investment from accredited investors during the period of the crowdfunding on acceptable terms, we plan to accept it but do not anticipate actively soliciting other equity financing during the period of the Regulation Crowdfunding raise.

## Indebtedness

- Creditor: Kenston Capital Emerging Technology Fund I LP. (Kenston Capital)
  Amount Owed: $1,000,000.00
  Interest Rate: 13.5%
  Maturity Date: July 06, 2028
  The Company entered into a Loan and Security Agreement on July 6, 2023 with minority shareholder Kenston Capital. As collateral for the loan, the Company granted a lien and first-priority security interest to Kenston Capital over its current and future patents, patent applications, any related proceeds therefrom, all of the Company's assets until certain obligations of the loan related to business development milestones by the Company are met or repayment is made. The Company is required to make only interest payments starting August 1, 2023. Payments towards the outstanding principal will start on June 1, 2025. Please see the Risk Factors section of the Form C to see how this may affect your investment.

## Related Party Transactions

The Company has not conducted any related party transactions

## Valuation

Pre-Money Valuation: $14,985,068.77

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

## Use of Proceeds

If we raise the Target Offering Amount of $14,999.74 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by

StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,999.43, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Inventory
  10.0%
  Initial buy of the runner's knee product

- Research & Development
  20.0%
  Finalize knee product and IP protection Development of digital products for runner's knee, running activity, PTTD, and others.

- Company Employment
  63.5%
  - Business Development manager to drive success in 3rd party channels - additional full time marketer to accelerate product launches and adoption

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://alleviatetherapy.com (https://alleviatetherapy.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/alleviate

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Alleviate, Inc.

[See attached]

Alleviate, Inc. (the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2022 & 2023

**Table of Contents**

Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

# INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Alleviate, Inc. Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements:**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility:**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion:**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Substantial Doubt About the Entity's Ability to Continue as a Going Concern:**
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
May 7, 2024

## ALLEVIATE, INC STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

| | As of December 31, | |
|---|---|---|
| | 2023 | 2022 |
| ASSETS | | |
| ***Current Assets:*** | | |
| Cash & cash equivalent | 327,585 | 147,030 |
| Accounts Receivable | 46,329 | 26,334 |
| Allowance for doubtful accounts | (2,790) | - |
| Inventory | 184,907 | 412,093 |
| Other assets | 6,571 | 128 |
| ***Total Current Assets*** | 562,603 | 585,586 |
| ***Non-Current Assets:*** | | |
| Fixed assets - net | 23,292 | 69,876 |
| ***Total Non-Current Assets*** | 23,292 | 69,876 |
| **TOTAL ASSETS** | 585,895 | 655,462 |
| | | |
| **LIABILITIES AND EQUITY** | | |
| ***Current Liabilities:*** | | |
| Accounts payable | 201,359 | 24,516 |
| Payroll Payable | 7,176 | 11,128 |
| Sales Taxes Payable | 13,799 | 228 |
| Note Payable - due w/in 1 yr | - | 34,153 |
| ***Total Current Liabilities*** | 222,334 | 70,025 |
| ***Non-Current Liabilities:*** | | |
| SAFE Notes | - | 2,280,000 |
| Venture Note | 699,096 | - |
| Debt Issue Cost | (8,833) | - |
| ***Total Non-Current Liabilities*** | 690,262 | 2,280,000 |
| ***TOTAL LIABILITIES*** | 912,596 | 2,350,025 |
| **EQUITY** | | |
| Common Stock | 4,400 | 4,400 |
| Preferred Equity | 5,244 | - |
| Additional Paid in Capital | 3,705,359 | 55,600 |
| Accumulated Deficit | (4,041,704) | (1,754,564) |
| ***TOTAL EQUITY*** | (326,701) | (1,694,564) |
| **TOTAL LIABILITIES AND EQUITY** | 585,895 | 655,462 |

## ALLEVIATE, INC STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

| | Year Ended December 31, | |
|---|---|---|
| | **2023** | **2022** |
| **Revenues** | | |
| Sales - B2B | 117,757 | 74,712 |
| Sales - Shopify | 854,816 | 433,994 |
| Sales - Other | (78,336) | 2,992 |
| Cost of goods sold | 399,814 | 353,687 |
| **Gross Profit** | 494,423 | 158,012 |
| | | |
| **Operating Expenses** | | |
| Contractor | 436,075 | 487,233 |
| Payroll | 780,544 | 288,912 |
| Reimbursements | 10,096 | 2,496 |
| Advertising & Marketing | 853,920 | 358,893 |
| Product Development/R&D | 152,205 | 26,689 |
| General and Administrative | 110,527 | 74,975 |
| Professional Fees | 162,544 | 81,871 |
| Rent | 2,699 | 58 |
| Software | 16,640 | - |
| Taxes | 2,386 | (909) |
| ***Total Operating Expenses*** | **2,527,637** | **1,320,219** |
| ***Total Loss from Operations*** | **(2,033,214)** | **(1,162,208)** |
| ***Other Income*** | | |
| Other Income | 17,038 | 903 |
| ***Other Expense*** | | |
| Bad Debt | 2,790 | - |
| Interest | 20,173 | 2,990 |
| Other | 10,500 | 721 |
| ***Total Other Income/Expense*** | **(16,425)** | **(2,808)** |
| **Earnings Before Income Taxes, Depreciation, and Amortization** | **(2,049,639)** | **(1,165,016)** |
| Depreciation | 46,584 | 46,584 |
| Amortization | 1,167 | - |
| ***Net Income (Loss)*** | **(2,097,390)** | **(1,211,600)** |

## ALLEVIATE, INC STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

| | Year Ended December 31, | |
|---|---|---|
| | 2023 | 2022 |
| **OPERATING ACTIVITIES** | | |
| Net Income (Loss) | (2,097,390) | (1,211,600) |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | | |
| Depreciation | 46,584 | 46,584 |
| Amortization | 1,167 | - |
| Accounts payable | 176,843 | (9,943) |
| Accrued Expenses | 9,619 | 2,936 |
| Accounts Receivable | (19,995) | (26,334) |
| Inventory | 228,809 | 71,653 |
| Other | (6,443) | (128) |
| *Prior Period Adjustments* | (189,751) | - |
| *Total Adjustments to reconcile Net Income to Net Cash provided by operations:* | 246,831 | 84,767 |
| *Net Cash provided by (used in) Operating Activities* | (1,850,558) | (1,126,832) |
| **INVESTING ACTIVITIES** | - | - |
| Fixed assets | - | - |
| *Net Cash provided by (used in) Investing Activities* | - | - |
| **FINANCING ACTIVITIES** | | |
| Common Stock | - | - |
| Preferred Equity | 5,244 | - |
| Additional Paid in Capital | 3,649,759 | - |
| Debt Issuance & Payment | 656,109 | 34,153 |
| SAFE Notes | (2,280,000) | 985,000 |
| *Net Cash provided by (used in) Financing Activities* | 2,031,113 | 1,019,153 |
| Cash at the beginning of period | 147,031 | 254,711 |
| Net Cash increase (decrease) for period | 180,554 | (107,679) |
| Cash at end of period | 327,585 | 147,031 |

## ALLEVIATE, INC STATEMENT OF CHANGES IN SHAREHOLDER

See Accompanying Notes to these Unaudited Financial Statements

| | Common Stock | | Preferred Stock | | | Retained | Total |
|---|---|---|---|---|---|---|---|
| | # of Shares | $ Amount | # of Shares | $ Amount | APIC | earnings (Deficit) | Shareholders Equity |
| Beginning balance at 1/1/22 | 4,400,000 | 4,400 | - | - | 55,600 | (709,424) | (649,424) |
| Issuance of Common Stock | - | - | - | - | - | - | - |
| Issuance of Preferred Stock | - | - | - | - | - | 166,460 | 166,460 |
| Prior period adjustment | - | - | - | - | - | - | - |
| Net income (loss) | - | - | - | - | - | (1,211,600) | (1,211,600) |
| Ending balance at 12/31/22 | 4,400,000 | 4,400 | - | - | 55,600 | (1,754,564) | (1,694,564) |
| Issuance of Common Stock | - | - | - | - | - | - | - |
| Issuance of Preferred Stock | - | - | 5,244,228 | 5,244 | 3,649,759 | - | 3,655,003 |
| Prior period adjustment | - | - | - | - | - | (189,751) | (189,751) |
| Net income (loss) | - | - | - | - | - | (2,097,390) | (2,097,390) |
| Ending balance at 12/31/23 | 4,400,000 | 4,400 | 5,244,228 | 5,244 | 3,705,359 | (4,041,704) | (326,701) |

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Alleviate, Inc ("the Company") was formed in Delaware on June 29th, 2020. The Company plans, designs, manufactures, and distributes holistic solutions to specific musculoskeletal pathologies. The Company offers a physical brace, a soft tissue mobilization tool, and a structured exercise / Virtual PT program for each pathology the Company serves. The Company is located in Boston, MA and its customers are largely located in the United States.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $147,030 and $327,585 in cash and in cash equivalents as of December 31, 2022 and December 31, 2023, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Direct to customer sales, payments are generally collected upfront. Sales to B2B and Wholesalers are usually paid within the agreed upon terms.

Inventory

Inventory consisted primarily of raw materials, inventory in progress, and finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2022 and December 31, 2023 totaled $184,907 and $412,093 respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023

A summary of the Company's property and equipment is below.

| Property Type | Useful Life in Years | Cost | Accumulated Depreciation | Disposals | Book Value as of 12/31/23 |
|---|---|---|---|---|---|
| Tooling Costs | 3 | 139,752 | -116,460 | - | 23,292 |

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of bank changes, dues and subscription, Insurance expense, travel expenses and other miscellaneous expenses.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, it considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, it recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. For the tax year ending 2022, the Company had a loss of $1,165,016 which will be carried over to a future period. The Company has not filed its tax returns for the year ending 2023 as of the date of these financials and is in the process of doing so.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Loan - On July 6, 2023 the Company entered into a loan agreement with Kenston Capital Emerging Technology Fund I LP, which the Company could borrow up to $1,000,000. As of December 31, 2023, the Company had advanced $699,095.66 of the $1,000,000. The interest on the advance is 13.5%. The company is required to make only interest payments starting August 1, 2023 and payments towards the outstanding principle will start on June 1, 2025 to be paid in full on July 6, 2028.

In 2022, the Company entered into a loan agreement with Shopify Capital for $54,000. The interest on the loan was 14%. The loan was paid off as of December 31, 2023.

NOTE 6 – EQUITY

The Company has authorized 11,271,912 of common shares with a par value of $0.001 per share. 4,400,000 shares were issued and outstanding as of 2022 and 2023.

Voting: Common stockholders are entitled to one vote per share

The Company has authorized 5,397,687 of preferred shares with a par value of $0.001 per share. 5,244,228 shares were issued and outstanding as of 2022 and 2023

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Declared dividends are determined in a pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders.

Redemption: Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be auto-matically and immediately canceled and retired and shall not be reissued, sold or transferred.

Conversion: Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion.

Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 7, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Alleviate is taking reservations for a possible, upcoming round. Indicate interest today.



RESERVE NOW ⓘ

GET A PIECE OF ALLEVIATE

# The Future of Physical Therapy

At Alleviate, we empower individuals to manage chronic injuries independently. Our mission is to democratize top-tier physical therapy for common, debilitating conditions. Our products serve as allies in the path to recovery, granting users control over their healing journey.

Reserve Now

This Reg CF Test the Waters offering is made available through StartEngine Capital, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Capital, LLC.


alleviate
Reclaim What Moves You

$29,268.22 Reserved



Reserve Now

| RESERVED ⓘ | INVESTORS |
| --- | --- |
| $29,268.22 | 23 |

## REASONS TO INVEST

- Massive Market Problem: Alleviate addresses injuries affecting 30M Americans. We give control to the patients, broadening access to physical therapy. Our 1st solution has 20K+ customers, with 10 more in the pipeline.
- Impactful Solution: Our treatment method is backed by research & our founder's 20 years of clinical practice (including pro sports). 3K+ customers have contributed data validating our real-world effectiveness.
- Significant Sales Traction and Growth Opportunity: With $1.5M+ revenue from our D2C website, we're now expanding into 3rd-party distribution. One relationship alone has brought in $125k+, with many more emerging.

No money of other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.

ALLEVIATE'S PATENTS AND TRADEMARKS ARE SUBJECT TO LIENS HELD BY SHAREHOLDER KENSTON CAPITAL PARTNERS LLC AS SECURITY INTERESTS RELATED TO THE RIGHTS AND OBLIGATIONS OF AN EXISTING LOAN. THESE LIENS WILL CONTINUE UNTIL THE TERMS OF THE LOAN ARE MET. PLEASE SEE THE FORM C'S INDEBTEDNESS SECTION FOR FURTHER INFORMATION ON THIS LOAN AND THE RISK FACTORS SECTION FOR HOW THIS MAY AFFECT YOUR INVESTMENT.

## TEAM



**Luke Ferdinands • Chief Product Officer & Board Member**

With 20+ years of expertise in physical therapy, Luke, a former Team Physio for elite athletes in New Zealand, founded a thriving chain of clinics in Boston. His Alleviate Method bridges treatment gaps, reflecting his commitment to excellence. As an adept ...

**Read More**



**Rick McMullen • CEO, Board Member, Secretary, Treasurer**

Before Alleviate, Rick designed dozens of products, managed large teams and multi-million dollar business lines. His expertise in Product and Customer Experience Management blends quantitative and qualitative strategies. With degrees from Carnegi...

**Read More**



**Virginia Chan • Chief Operating Officer**

Virginia left high-profile positions at big-name tech firms to come build Alleviate's operation from scratch. Her expertise in product development, ecommerce, and operations management, with her visionary leadership and talent for strategic planning...

**Read More**

Show More

THE PITCH

# A Movement That's Redefining the Future of Physical Therapy


alleviate
Empowering individuals to manage chronic injuries independently
Our products are more than just solutions; they are your partners on the journey to recovery. With our tools and your dedication, you can take control of your healing process and reclaim what moves you.

Founded in 2020 by a patient-provider duo, our mission is simple: to empower consumers to conquer chronic injuries. The Alleviate approach takes proven methods, productizes them, and makes them accessible to all. We make a brace, massager, and app that allow the end user to self-treat their condition. Each solution is injury-specific, combining hardware for physical treatment and software for behavior change. We consider our systems to be partners in the journey to recovery, putting control back in the hands of our customers. By merging soft tissue mobilization, load management, and progressive strengthening, Alleviate provides comprehensive treatment plans at the patient's fingertips.

## Our products mimic research-backed manual physical therapy techniques, and let the end user self-apply them.



Our patent-pending braces mimic the biomechanical effects of a research-backed tape technique

1. Plantar Fasciitis Brace
2. Tennis Elbow Brace

Our patent-pending massage tools use your own bodyweight to mimic a research -backed manual therapy technique

3. Arch Massager
4. Elbow Massager





Then we put it all together into a seamless Guided Recovery System…
…with an app that creates clarity and compliance
Strengthen
Community Progress
The community averages 60% improvement when they get to Phase 6
Pain
Level


The app tracks real-world results and lets us know it's working



Average Pain Score
Avg Pain
5.72
4.83
4.25
3.53
2.96
2.83
2.71
Level
* actual aggregated data of our app users
Program Progression


THE PROBLEM & OUR SOLUTION

## Putting Healing in Your Hands


30M Americans are living with one or more of these “overuse injuries”
Plantar Fasciitis
Golfer’s Elbow
Achilles Tendinitis
Tennis Elbow
Jumper’s Knee
Runner’s Knee
Carpal Tunnel Syndrome
Chronic Ankle Instability
DeQuervain’s Tenosynovitis
Posterior Tib Tendon Dysfunction

Source

Alleviate is addressing a pressing issue in the United States: the challenging landscape of healthcare accessibility and affordability. On average, individuals spend a decade and thousands of dollars for a mere 55% chance at recovery[1]. This grim reality highlights the need for a solution that is both effective and accessible.

We find proven methods that are supported by research, but require manual intervention from a specially-trained practitioner, making them difficult to access for many people.  Alleviate productizes those methods and makes them doable on yourself, ensuring they're within reach for anyone, regardless of budget, location, or training.

Our solutions are injury-specific (each product does one thing and it does it well); we don’t believe in generic products that claim to do everything. Our approach combines hardware to treat the physical tissue with software designed to generate lasting behavioral changes. The result? Alleviate users report 52% pain reduction after six sessions, providing hope in an increasingly costly and inaccessible healthcare system. With healthcare costs soaring and access dwindling, we believe Alleviate's innovative solutions couldn't be more timely.



## Injury-Specific Solutions

Each of our solutions are injury-specific, combining hardware for physical treatment & software for behavior change.

## PT in Your Pocket

We take the guesswork out of your recovery.



Recovery Routine
Massage
Start
Strengthen
Single Leg Stand


THE MARKET & OUR TRACTION

## Making a Mark in Recovery Landscape



Alleviate Revenue Growth 2021–2023
$973K
2023
$500K
2022
$50K
2021


**Total Funds Raised to Date** $3.6M

*These historical results are not a guarantee of future performance or success and are subject to variable factors.*

Alleviate is entering a market where healthcare accessibility and affordability are increasingly critical issues. With over 30 million Americans[2] grappling with overuse injuries like Plantar Fasciitis and Tennis Elbow, the landscape demands innovative solutions. The treatment method is based on the inventions and clinical practice of Luke Ferdinands, a physical therapist with two decades of experience, including work with pro rugby teams in New Zealand and private practice in America. The company has gained remarkable traction since 2020, with revenue growing from $50,000 in 2021 to $973,000 in 2023. Notably, Alleviate has begun to expand its reach through strategic partnerships, securing placement on major third-party retail sites like Fsastore.com, generating $125,000 in revenue on that site from just one product. We've also made inroads into physical retail, including national running store chain Road Runner Sports.


alleviate
DISTRIBUTION RELATIONSHIPS
CVS
FSA store
OrthOut
SHARPER IMAGE
TALAR MEDICAL
EXCHANGE
ROAD RUNNER SPORTS
Hammacher Schlemmer

With these milestones and a recent launch of our paid app, Alleviate feels it demonstrates a commitment to accessible healthcare solutions, sustainable growth, and multiple avenues for potential revenue growth. The company raised $3.6 million from sophisticated angel investors before opening up to the StartEngine community, which we believe signals investor confidence in our mission and company-building strategy.

WHY INVEST

## Revolutionize Rehab


CUSTOMER TESTIMONIALS


★★★★★
After suffering from foot pain for more than ten years, I am finally making progress and seeing weekly improvement.
— Linda

**These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.*

With healthcare costs around the country soaring and accessibility dwindling, Alleviate stands at the front of a major paradigm shift.

We believe that our products are not "nice-to-haves" for consumers – they address a pressing need for affordable, effective solutions. We aim to use our raise funds to propel sales, marketing, and product expansion, ensuring our methodologies reach every doorstep in need and serve more people with more injuries. By providing  proven long-term methodologies at access points, Alleviate is revolutionizing how we approach healing.

**Invest in Alleviate to be part of a movement that's redefining the future of physical therapy.**

# ABOUT

HEADQUARTERS
**1660 Soldiers Field Road Ste. 7 #1107**
**Brighton, MA 02135**

WEBSITE
View Site

At Alleviate, we empower individuals to manage chronic injuries independently. Our mission is to democratize top-tier physical therapy for common, debilitating conditions. Our products serve as allies in the path to recovery, granting users control over their healing journey.

# PRESS



## Ali Spagnola's Fitness Outrageous

**Fix Plantar Fasciitis!... This Weird Device YOUR FEET NEED**

View Article

## Best Massage Tech

**Alleviate Arch Massage Review**

View Article

## Trail & Kale Running Co.

**Alleviate Therapy Review: Plantar Fasciitis Treatment For A Long-Term Fix**

View Article

## iRunOnBeer

**Heel Pain No More: Alleviate Arch Massager Review**

View Article

## REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Alleviate.

**$299**

**Testing the Waters Reservations Page Bonus:**

Reservation Holders in the StartEngine Reservations Page an additional 5% stackable bonus shares

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## FAQS

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative tr[illegible] system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a [illegible] by contacting SIPC at (202) 371-8300.

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StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Tens of millions of Americans are living with a chronic injury that's keeping them from living life to the fullest. At Alleviate, we're redefining the future of physical therapy by working hard to fill a treatment gap in the US physical therapy system. We were founded by a patient-clinician duo, so we understand how people fall through the cracks. I'm Luke and I have 20 years of experience in Physical Therapy, and I've spent over 10 years managing a chronic knee injury as a patient.

Since we launched in 2021, we've helped over 20 thousand people reclaim parts of their lives that they lost due to injury. Over 3 thousand of those customers contributed to a long-term data set we are building to track the real-world impact of our approach.

Along the way, we did $50,000 in gross sales in 2021, $500,000 in 2022, and grew 90% to $970k in 2023 - that's for our first injury product line alone. We just launched our second product, we're planning to launch 2 more this year, and we have a list of 10 that we're going after in total. We're growing fast and we've only scratched the surface.

Our products combine some of the most natural, cost-effective techniques in physical therapy with an award-winning easy-to-use design. We use proprietary hardware and software that work together to give our customers the tools, skills, and habits to get healthy and stay healthy.

Between the business results and the human impact, we're confident what we're doing is working and we should do more of it.

Fundamentally, we believe two things.

First of all, we believe that those who are willing to take an active role in their own care deserve access to high-quality solutions. Our products empower our customers to take control of their path to recovery.

Second, we believe that the best way for us to deliver quality care at scale is through a privately funded, for-profit company.

We feel that an economically self-sustaining business will let us reach more people more quickly, and that being privately-funded lets us run our company in a responsible way.

We balance revenue and positive impact through laser focus - we don't try to be everything to everyone. We work on one injury at a time - and we are selective about which injuries we address.

We're a hard-working team, on a worthy mission, with a clear business plan and a track record of success. But we can do a lot more, and that's why we're on StartEngine.

Whether you think Alleviate is on a mission worth supporting, or you just think we're a good financial investment – either way we think you're right – and we'd be honored to welcome you to the team.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:54 PM 06/20/2024
FILED 12:54 PM 06/20/2024
SR 20242931304 - File Number 3174082

# ALLEVIATE, INC.

## SECOND RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Alleviate, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows.

1. The name of this corporation is Alleviate, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on July 1, 2020, under the name Alleviate, Inc.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

> RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Second Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Second Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

**IN WITNESS WHEREOF**, this Second Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 28 day of May, 2024.

By: ______________________
Roderick McMullen, Treasurer

**Exhibit A**

**ALLEVIATE, INC.**
**SECOND RESTATED CERTIFICATE OF INCORPORATION**

## ARTICLE I: NAME.

The name of this corporation is Alleviate, Inc. (the "***Corporation***").

## ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is 838 Walker Road, Suite 21-2, in the City of Dover, County of Kent, 19904. The name of its registered agent at such address is Registered Agent Solutions, Inc.

## ARTICLE III: DEFINITIONS.

As used in this Second Restated (the "***Restated Certificate***"), the following terms have the meanings set forth below:

"***Board***" means the Board of Directors of the Corporation.

"***Board Composition***" means that all directors will be elected by the affirmative vote of a majority of the Preferred Stock and Common Stock, voting together as a single class on an as-converted basis.

"***Non-Series CF Preferred Stock***" means the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock, and the Series Seed-5 Preferred Stock.

"***Original Issue Price***" means (i) $1.01 per share for the Series Seed-1 Preferred Stock, (ii) $0.51 per share for the Series Seed-2 Preferred Stock, (iii) $0.86 per share for the Series Seed-3 Preferred Stock, (iv) $0.81 per share for the Series Seed-4 Preferred Stock, (v) $0.51 per share for the Series Seed-5 Preferred Stock, and (vi) $1.33 per share for the Series CF Preferred Stock (each capitalized term as defined below).

"***Requisite Holders***" means the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

## ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

## **ARTICLE V: AUTHORIZED SHARES.**

The total number of shares of all classes of stock that the Corporation has authority to issue is 19,259,713, consisting of (a) 12,566,969 shares of Common Stock, $0.001 per share ("***Common Stock***") and (b) 6,692,744 shares of Preferred Stock, $0.001 per share ("***Preferred Stock***"). The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein.

Of the authorized shares of Preferred Stock, (i) 1,431,932 shares are hereby designated Series Seed-1 Preferred Stock, $0.001 par value per share ("***Series Seed-1 Preferred Stock***"), (ii) 1,515,648 shares are hereby designated Series Seed-2 Preferred Stock, $0.001 par value per share ("***Series Seed-2 Preferred Stock***"), (iii) 854,169 shares are hereby designated Series Seed-3 Preferred Stock,$0.001 par value per share ("***Series Seed-3 Preferred Stock***"), (iv) 763,516 shares are hereby designated Series Seed-4 Preferred Stock, $0.001 per share ("***Series Seed-4 Preferred Stock***"), (v) 827,479 shares are hereby designated Series Seed-5 Preferred Stock, $0.001 par value per share ("***Series Seed-5 Preferred Stock***"), and 1,300,000 shares are hereby designated Series CF Preferred Stock, $0.001 par value per share ("***Series CF Preferred Stock***").

### **A. COMMON STOCK**

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

**1. General.** The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Restated Certificate.

**2. Voting.** The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

## B. PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

### 1. Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1 Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (A) (i) in the case of Non-Series CF Preferred Stock 1.5x the Original Issue Price for each share of Non-Series CF Preferred Stock, and (ii) in the case of Series CF Preferred Stock, 1x the Original Issue Price for each share of Series CF Preferred Stock, in each case, plus any dividends declared but unpaid on such series of Preferred Stock, or (B) such amount per share as would have been payable (i) in the case of Non-Series CF Preferred Stock had all shares of Non-Series CF Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event, and (ii) in the case of CF Preferred Stock, had all shares of CF Preferred Stock hypothetically been converted into Common Stock at the then applicable Conversion Price for the Series CF Preferred Stock, immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events is a "***Deemed Liquidation Event***" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

**2. Voting.**

2.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

2.2 Election of Directors. The holders of record of the Company's capital stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

2.3 Preferred Stock Protective Provisions. At any time when at least 1,349,422 shares of Preferred Stock remain outstanding (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock), the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) alter the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b) increase or decrease the authorized number of shares of any class or series of capital stock;

(c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation with respect to dividends and liquidation preferences, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f) increase or decrease the number of directors of the Corporation;

(g) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

**3. Conversion.** The holders of the Preferred Stock have the following conversion rights (the "***Conversion Rights***"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Non-Series CF Preferred Stock, is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The holders of Series CF Preferred Stock shall not have the right to voluntarily convert their Series CF Preferred Stock into Common Stock. The "***Conversion Price***" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock are convertible into shares of Common Stock, is subject to adjustment as provided in this Restated Certificate.

3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event (as defined below), a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2 Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. To voluntarily convert shares of Non-Series CF Preferred Stock into shares of Common Stock, a holder of Non-Series CF Preferred Stock shall surrender the certificate or certificates for the shares of Non-Series CF Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Non-Series CF Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Non-Series CF Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "***Contingency Event***"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. In the event the Corporation uses an electronic stock transfer agent system, a holder of Non-Series CF Preferred Stock may voluntarily convert shares of Non-Series CF Preferred Stock into shares of Common Stock by initiating the applicable exchange procedures in such system, subject to the applicable requirements of such system. The close of business on the date of receipt by the transfer agent (or by the

Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the number (if any) of the shares of Non-Series CF Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and pay all declared but unpaid dividends on the shares of Non-Series CF Preferred Stock converted.

3.3.2 Reservation of Shares. For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not sufficient to effect the conversion of all then- outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as provided in this Restated Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of such Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such Preferred Stock or on the Common Stock delivered upon conversion.

3.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 3. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

3.4 Adjustments to Conversion Price for Diluting Issues.

3.4.1 Special Definitions. For purposes of this Article V, the following definitions shall apply:

(a) "***Additional Shares of Common Stock***" shall mean all shares of Common Stock issued (or, pursuant to Section 3.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "***Exempted Securities***"):

(i) as to any series of Preferred Stock, shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on such series of Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Sections 3.5, 3.6, 3.7 or 3.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board;

(vii) shares of Common Stock, Options or Convertible Securities issued to suppliers or third-party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board;

(viii) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board; or

(ix) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board.

(b) "***Convertible Securities***" shall mean any evidence of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c) "***Options***" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(d) "***Original Issue Date***" shall mean the date on which the first share of a series of Preferred Stock is issued by the Corporation.

3.4.2 No Adjustment of Conversion Price. No adjustment in the Conversion Price of any series of Non-Series CF Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holder of a majority of the then outstanding shares of such Non-Series CF Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

3.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price pursuant to the terms of Section 3.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (i) the Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price pursuant to the terms of Section 3.4.4 (either because the consideration per share (determined pursuant to Section 3.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 3.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price pursuant to the terms of Section 3.4.4, the Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price provided for in this Section 3.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 3.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price that would result under the terms of this Section 3.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

3.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 3.4.3), without consideration or for a consideration per share less than the Conversion Price for any Non-Series CF Preferred Stock in effect immediately prior to such issuance or deemed issuance, then such Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one hundredth of a cent) determined in accordance with the following formula:

$$CP2 = CP1 * (A + B) \div (A + C)$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "***CP2***" shall mean the Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock;

(b) "***CP1***" shall mean the Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "***A***" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "***B***" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and

(e) "***C***" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

3.4.5 Determination of Consideration. For purposes of this Section 3.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property. Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 3.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for

Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

3.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price pursuant to the terms of Section 3.4.4, and such issuance dates occur within a period of no more than one hundred twenty (120) days from the first such issuance to the final such issuance, then, upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

3.5 Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the Original Issue Date of a series of Preferred Stock effects a subdivision of the outstanding Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.5 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.6 Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.6 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.7 Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.8 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock, the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.5, 3.6, 3.7 or 3.9 or by Section 1.3 regarding a Deemed Liquidation Event), then, upon conversion of such series of Preferred Stock, each holder of such series of Preferred Stock shall receive the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.9 Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.6, 3.7 or 3.8), then, following any such consolidation or merger, each share of such series of Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this

Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, such that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.10 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.11 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.12 Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.11. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such share (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. In the event the Corporation uses an electronic stock transfer agent system, upon receipt of such notice, a holder of shares of Preferred Stock may instead surrender such holder's electronic certificate or certificates for all such shares by initiating the applicable exchange procedures in such system, subject to the applicable requirements of such system. All rights with respect to the Preferred Stock converted pursuant to Section 3.11, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.12. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. In the event the Corporation uses an electronic stock transfer agent system, the Corporation may issue and deliver to such holder, or to such holder's nominee(s), such electronic certificate or certificates by initiating the applicable procedures in such system. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. **Dividends.** The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. **Waiver.** Any of the rights, powers, privileges, and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

7. **Notice of Record Date.** In the event:

(a) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of any class of Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(d) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of each applicable class of Preferred Stock, a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to such series of Preferred Stock and the Common Stock. The Corporation shall send the notice at least 10 days before the earlier of the record date or effective date for the event specified in the notice.

**8.** **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

## ARTICLE VI: PREEMPTIVE RIGHTS.

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

## ARTICLE VII: STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors, or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock of the Corporation.

## ARTICLE VIII: BYLAW PROVISIONS.

**A. AMENDMENT OF BYLAWS.** Subject to any additional vote required by this Restated Certificate or bylaws of the Corporation (the "***Bylaws***"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

**B. NUMBER OF DIRECTORS.** Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

**C. BALLOT.** Elections of directors need not be by written ballot unless the Bylaws so provide.

**D. MEETINGS AND BOOKS.** Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

## ARTICLE IX: DIRECTOR LIABILITY.

**A. LIMITATION.** To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to, any acts or omissions of such director occurring prior to, such repeal or modification.

**B. INDEMNIFICATION.** To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

**C. MODIFICATION.** Any amendment, repeal, or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

## ARTICLE X: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "***Excluded Opportunity***" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "***Covered Person***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

## ARTICLE XI: EXCLUSIVE FORUM.

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article XI shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XI (including, without limitation, each portion of any sentence of this Article XI containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * * * *

**EXHIBIT G TO FORM C**

**TESTING THE WATERS MATERIALS**

*[See attached]*

Gmail

Jonah Girl Amoranto <jonah@alleviatetherapy.com>

## Want to Own a Piece of Alleviate?

**Rick at Alleviate** <info@send.alleviatetherapy.com> Wed, Jul 3, 2024 at 8:09 AM
Reply-To: info@alleviatetherapy.com
To: "Ma. Jonah Girl Amoranto" <jonah@alleviatetherapy.com>

alleviate

Dear Ma.,

My name is Rick McMullen, co-founder and CEO of Alleviate.

**I'm writing to invite you to join our Community Investment Round, hosted by StartEngine!** If you're not familiar with StartEngine -- it's like Kickstarter **but you actually purchase shares of the company** instead of just a product. Click below for more information.

INTERESTED? CLICK HERE!

**Alleviate is expanding**. We are developing new products, offering solutions to new injuries, and expanding the availability of our products.

We've built our company up to this point exclusively on private funding, which we believe allows us to run our company in a responsible way *that puts customers first*. Now, for the first time, we are opening up the opportunity to invest in the company to our customers.

This unique opportunity allows you to help us grow, become a partial owner of the company, and support our mission of broadening access to world-class physical therapy.

**If you are interested in learning more, click the button below to join an email list with more information about**

**how Community Investment works and announcements about the upcoming campaign.**

**SIGN UP HERE**

Be well,
Rick

Gmail

Jonah Girl Amoranto <jonah@alleviatetherapy.com>

## Join Alleviate as an Investor!

**Rick at Alleviate** <info@send.alleviatetherapy.com> Wed, Jul 3, 2024 at 8:10 AM
Reply-To: info@alleviatetherapy.com
To: "Ma. Jonah Girl Amoranto" <jonah@alleviatetherapy.com>

alleviate

Dear Ma.,

My name is Rick McMullen, co-founder and CEO of Alleviate.

**I'm reaching out to share an exciting opportunity with you.** Since Alleviate launched in 2021, we have been laser-focused on our mission to broaden access to all-natural, cost-effective physical therapy techniques.

Today, we can proudly say that we're growing fast and we've only scratched the surface. We've helped tens of thousands of people recover from chronic injury, and we're just getting started.

Looking ahead, we're launching a Community Investment Campaign -- and inviting you to join us as an investor in our company (with special Bonus Perks for customers!). **To see more details about our campaign, hit the button below!**

**INTERESTED? CLICK HERE!**

Alleviate has always been privately funded, which we believe allows us to run our company responsibly. However, in the past, our funding has always come from high-net-worth individuals and has had minimum investment thresholds which are too high for many people. This new opportunity allows broader participation, with a minimum investment starting at <$300. It's kind of like Kickstarter, **but you actually**

**purchase shares of the company** instead of just a product.

**If you are interested in learning more, click below to join an email list with more information about how Community Investment works and announcements about the upcoming campaign.**

In these emails, we'll delve into our leadership, business strategy, advocacy efforts, and collective successes.

SIGN UP HERE

We're enthusiastic about what lies ahead and hope you'll consider joining us on this journey. Stay tuned for more updates!

Be well,
Rick

Alleviate is taking reservations for a possible, upcoming round. Indicate interest today.

start engine

RESERVE NOW ⓘ

GET A PIECE OF ALLEVIATE

# The Future of Physical Therapy

At Alleviate, we empower individuals to manage chronic injuries independently. Our mission is to democratize top-tier physical therapy for common, debilitating conditions. Our products serve as allies in the path to recovery, granting users control over their ...

**Show more**

Reserve Now

This Reg CF Test the Waters offering is made available through StartEngine Capital, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Capital, LLC.



Reclaim What Moves You

$17,615.73 Reserved

OVERVIEW | ABOUT | PRESS | REWARDS | DISCU >

## REASONS TO INVEST

- Massive Market Problem: Alleviate addresses injuries affecting 30M Americans. We give control to the patients, broadening access to physical therapy. Our 1st solution has 20K+ customers, with 10 more in the pipeline.
- Impactful Solution: Our treatment method is backed by research & our founder's 20 years of clinical practice (including pro sports). 3K+ customers have contributed data validating our real-world effectiveness.
- Significant Sales Traction and Growth Opportunity: With $1.5M+ revenue from our D2C website, we're now expanding into 3rd-party distribution. One relationship alone has brought in $125k+, with many more emerging.

No money of other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.

ALLEVIATE'S PATENTS AND TRADEMARKS ARE SUBJECT TO LIENS HELD BY SHAREHOLDER KENSTON CAPITAL PARTNERS LLC AS SECURITY INTERESTS RELATED TO THE RIGHTS AND OBLIGATIONS OF AN EXISTING LOAN. THESE LIENS WILL CONTINUE UNTIL THE TERMS OF THE LOAN ARE MET. PLEASE SEE THE FORM C'S INDEBTEDNESS SECTION FOR FURTHER INFORMATION ON THIS LOAN AND THE RISK FACTORS SECTION FOR HOW THIS MAY AFFECT YOUR INVESTMENT.

## TEAM



**Rick McMullen • CEO, Board Member, Secretary, Treasurer**

Before Alleviate, Rick designed dozens of products, managed large teams and multi-million dollar business lines. His expertise in Product and Customer Experience Management blends quantitative and qualitative strategies. With degrees from Carnegie Mellon and ...

Read More



**Marc Joshua Tolkoff • Board Member**

Josh is a leader in medical innovation and commercialization. At CIMIT, he accelerates the commercialization of research projects. Previously, he was Managing Director of Ironwood Equity Fund and founded Seedling Enterprises, a top medical device accelerator. He also ...

Read More



**Michael Joseph Cooney • Board Member**

Mike is a trained physician and seasoned angel investor. His medical specialty is in radiology, and he is a prominent long-time member of Tech Coast Angels (TCA) - LA chapter. He brings depth of expertise in healthcare practice, research, and creative models in ...

Read More

Show More

THE PITCH

# A Movement That's Redefining the Future of Physical Therapy


alleviate
Empowering individuals to manage chronic injuries independently
Our products are more than just solutions; *they are your partners on the journey to recovery.* With our tools and your dedication, you can take control of your healing process and reclaim what moves you.

Founded in 2020 by a patient-provider duo, our mission is simple: to empower consumers to conquer chronic injuries. The Alleviate approach takes proven methods, productizes them, and makes them accessible to all. We make a brace, massager, and app that allow the end user to self-treat their condition. Each solution is injury-specific, combining hardware for physical treatment and software for behavior change. We consider our systems to be partners in the journey to recovery, putting control back in the hands of our customers. By merging soft tissue mobilization, load management, and progressive strengthening, Alleviate provides comprehensive treatment plans at the patient's fingertips.

## Our products mimic research-backed manual physical therapy techniques, and let the end user self-apply them.


1
2

Our patent-pending braces mimic the biomechanical effects of a research-backed tape technique

1. Plantar Fasciitis Brace
2. Tennis Elbow Brace

Our patent-pending massage tools use your own bodyweight to mimic a research -backed manual therapy technique

3. Arch Massager
4. Elbow Massager


3
4



## Then we put it all together into a seamless Guided Recovery System...




...with an app that creates clarity and compliance
Community Progress

## The app tracks real-world results and lets us know it's working


* actual aggregated data of our app users
Average Pain Score
5.72
4.83
4.25
3.53
2.83
2.71
Program Progression

THE PROBLEM & OUR SOLUTION

# Putting Healing in Your Hands

## 30M Americans are living with one or more of these "overuse injuries"

- **Plantar Fasciitis**
- **Golfer's Elbow**
- **Achilles Tendinitis**
- **Tennis Elbow**
- **Jumper's Knee**
- **Runner's Knee**
- **Carpal Tunnel Syndrome**
- **Chronic Ankle Instability**
- **DeQuervain's Tenosynovitis**
- **Posterior Tib Tendon Dysfunction**





Source

Alleviate is addressing a pressing issue in the United States: the challenging landscape of healthcare accessibility and affordability. On average, individuals spend a decade and thousands of dollars for a mere 55% chance at recovery[1]. This grim reality highlights the need for a solution that is both effective and accessible.

We find proven methods that are supported by research, but require manual intervention from a specially-trained practitioner, making them difficult to access for many people. Alleviate productizes those methods and makes them doable on yourself, ensuring they're within reach for anyone, regardless of budget, location, or training.

Our solutions are injury-specific (each product does one thing and it does it well); we don't believe in generic products that claim to do everything. Our approach combines hardware to treat the physical tissue with software designed to generate lasting behavioral changes. The result? Alleviate users report 52% pain reduction after six sessions, providing hope in an increasingly costly and inaccessible healthcare system. With healthcare costs soaring and access dwindling, we believe Alleviate's innovative solutions couldn't be more timely.


Injury-Specific Solutions
Each of our solutions are injury-specific, combining hardware for physical treatment & software for behavior change.
PT in Your Pocket
We take the guesswork out of your recovery.

THE MARKET & OUR TRACTION

## Making a Mark in Recovery Landscape





Alleviate Revenue Growth 2021–2023
$973K
2023
$500K
2022
$50K
2021
Total Funds Raised to Date
$3.6M

**These historical results are not a guarantee of future performance or success and are subject to variable factors.*

Alleviate is entering a market where healthcare accessibility and affordability are increasingly critical issues. With over 30 million Americans[2] grappling with overuse injuries like Plantar Fasciitis and Tennis Elbow, the landscape demands innovative solutions. The treatment method is based on the inventions and clinical practice of  Luke Ferdinands, a physical therapist with two decades of experience, including work with pro rugby teams in New Zealand and private practice in America. The company has gained remarkable traction since 2020, with revenue growing from $50,000 in 2021 to $973,000 in 2023. Notably, Alleviate has begun to expand its reach through strategic partnerships, securing placement on major third-party retail sites like Fsastore.com, generating $125,000 in revenue on that site from just one product. We've also made inroads into physical retail, including national running store chain Road Runner Sports.



alleviate
DISTRIBUTION RELATIONSHIPS
CVS
FSA store
OrthOut
SHARPER IMAGE
TALAR MEDICAL
EXCHANGE
ROAD RUNNER SPORTS
Hammacher Schlemmer

With these milestones and a recent launch of our paid app, Alleviate feels it demonstrates a commitment to accessible healthcare solutions, sustainable growth, and multiple avenues for potential revenue growth. The company raised $3.6 million from sophisticated angel investors before opening up to the StartEngine community, which we believe signals investor confidence in our mission and company-building strategy.

community, which we believe signals investor confidence in our mission and company-building strategy.

WHY INVEST

## Revolutionize Rehab


CUSTOMER TESTIMONIALS
After suffering from foot pain for more than ten years, I am finally making progress and seeing weekly improvement.
— Linda

**These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.*

With healthcare costs around the country soaring and accessibility dwindling, Alleviate stands at the front of a major paradigm shift.

We believe that our products are not "nice-to-haves" for consumers – they address a pressing need for affordable, effective solutions. We aim to use our raise funds to propel sales, marketing, and product expansion, ensuring our methodologies reach every doorstep in need and serve more people with more injuries. By providing proven long-term methodologies at access points, Alleviate is revolutionizing how we approach healing.

**Invest in Alleviate to be part of a movement that's redefining the future of physical therapy.**

# ABOUT

HEADQUARTERS

1660 Soldiers Field Road STE 7 #1107
Brighton, MA 02135

WEBSITE

View Site

At Alleviate, we empower individuals to manage chronic injuries independently. Our mission is to democratize top-tier physical therapy for common, debilitating conditions. Our products serve as allies in the path to recovery, granting users control over their healing journey.

## PRESS



### Ali Spagnola's Fitness Outrageous

**Fix Plantar Fasciitis!... This Weird Device YOUR FEET NEED**

View Article

### Best Massage Tech

**Alleviate Arch Massage Review**

View Article

### Trail & Kale Running Co.

**Alleviate Therapy Review: Plantar Fasciitis Treatment For A Long-Term Fix**

View Article

### iRunOnBeer

**Heel Pain No More: Alleviate Arch Massager Review**

View Article

## REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Alleviate.

$299

$299

Testing the Waters Reservations Page Bonus:

Offer Reservation Holders in your StartEngine Reservations Page additional stackable bonus shares

Select

## JOIN THE DISCUSSION

WH

What's on your mind?

0/2500

Post

Ice breaker! What brought you to this investment?

## WHY STARTENGINE?

REWARDS

We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE

Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS

Invest in over 200 start-ups and collectibles!

## FAQS

What does it mean when I make a reservation?

Once the offering launches, how will I be notified?

Will I be charged?

Can I cancel my reservation?

**Reserve Now**

| RESERVED | INVESTORS |
|---|---|
| $17,615.73 | 11 |

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